Annual Shareholders Meeting Results

The Fund held its annual meeting of shareholders on March 9 2004. Preferred shareholders voted to reelect Robert E. Connor and Common and Preferred
Shareholders voted to reelect Wendy W Luers as Class
I directors to serve until 2007 and to elect Paul Belica as a class II director to serve until 2005.

the resulting vote count was

                         Affirmative   Against  Withhold
                                                Authority



Election of Paul Belica  5945073        0         166604

Election of Robert E Connor 781         0          0

Election of Wendy W Luers  6110895      0         68739